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WASHINGTON, D.C.

October 15, 2004

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co LTD

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are seven English language press releases issued by the Company between September 7, 2004 and September 28m 2004. Additionally, between September 7, 2003 and September 29, 2003, the Company issued eighteen press releases in Japanese without preparing English translations. We have therefore furnished English summaries of these Japanese language press releases below:

- Press release, dated September 7, 2004, on the Company's collaboration with Purdue University of a new ubiquitous system based on sensor / networking technologies, aiming to offer security, safety and activity

dw 10/18

- Press release, dated September 14, 2004, on the launch of the "KURAEMON GOYOTASHI 5 Standard" and "KURAEMON GOYOTASHI 5 Professional," easy-to-use software, collaborated with NEC Soft, Ltd., to document digital construction photography ledgers and systemize and manage information on digital construction-photography

- Press release, dated September 14, 2004, on the launch of the "KURAEMON 2005 Pro DVD Home Theater," 3D slideshow software, enabling users to play and enjoy images taken on digital cameras in a 3D environment

- Press release, dated September 14, 2004, on the launch of the "KURAEMON Digital Camera Print Professional," print software, collaborated with Triworks Corp., featuring various image control and editing capabilities in addition to printing functions

- Press release dated September 14, 2004, on the launch of the "Photo Creator," comprehensive digital image editing software, collaborated with Seagrand Co., Ltd., incorporating retouch, effect and paint capabilities

- Press release dated September 14, 2004 on the launch of the "OLYMPUS Master" and "OLYMPUS Master Plus," digital image editing and management software, featuring database capabilities and internet services

- Press release, dated September 14, 2004, on the launch of the "μ [mju:]-mini DIGITAL," all-weather, next generation model in μ Digital Series, featuring 4-megapixel imaging and 2x optical zoom

- Press release, dated September 16, 2004, on the launch of the "CAMEDIA C-70 ZOOM," world's smallest[1] 7.1-megapixel and 5x optical zoom compact digital camera, enabling users to take ultra-high-definition images

- Press release, dated September 21, 2004, on the establishment of OLYMPUS BIOMATERIAL CORP., a wholly owned subsidiary of Olympus Corporation, to specialize in biomaterials and tissue engineering

- Press release, dated September 22, 2004, on the launch of "GX41," compact, inverted metal microscope, featuring the popular Universal Infinity System (UIS), offering high resolution and cost-performance

- Press release, dated September 27, 2004, on the launch of the "Power BX plus" and "Power IX plus," biological microscope series, featuring the newly developed

[1] As of September 14, 2004.

"UIS2," microscope optical system, offering the world's top-level optical performance

- Press release, dated September 27, 2004, on the collaboration with Fuji Photo Film Co., Ltd., of "M-XD1GM," 1GB xD picture card, ultra-compact recording media for high-capacity 1GB digital cameras

- Press release, dated September 28, 2004, on the renewal of "Olympus Plaza Tokyo," the Company's showroom displaying image information products

- Press release, dated September 28, 2004, on the launch of "Varimagni Angle Finder VA-1," Olympus E-System "designed for Digital," interchangeable accessory for SLR products, suited for macrophotography

- Press release, dated September 28, 2004, on the launch of the ZUIKO DIGITAL ED7-14mm F4.0," Olympus E-System interchangeable ultrawide-angle lens for SLR products, featuring 2x optical zoom

- Press release, dated September 28, 2004, on the launch of the"ZUIKO DIGITAL 14-45mm F3.5-5.6" and "ZUIKO DIGITAL 40-150mm F3.5-4.5," Olympus E-System interchangeable lens designed specifically for digital SLR products offering high cost performance, and "FL-36," External Electronic Flash

- Press release, dated September 28, 2004, on the launch of the "E-300," designed-for-digital, affordable Olympus E-System SLR camera with 8-megapixel imaging feature, offering outstanding image quality

- Press release, dated September 29, 2004, on the release of "The Quiet Giants" Olympus Calendar for 2005, featuring endangered animals in China

Further, on September 8, 2004 and October 4, 2004, the Company filed, in Japanese without preparing an English translation, the following documents with the Tokyo Stock Exchange.

1. Notice, dated September 8, 2004, concerning the result of tender offer and addition of two subsidiaries to the Company, ITX Corporation and IT TELECOM Inc.

2. Notice, dated October 4, 2004, concerning KS Olympus Co., Ltd., which has become a wholly owned subsidiary of the Company by way of share for share exchange.

Finally, on September 8, 2004, the Company filed, in Japanese without preparing an English translation, a Special Report with the Chief of the Kanto Local Finance Bureau of the

Ministry of Finance of Japan. We have therefore furnished an English summary of the Special Report below:

1. The reason for submitting the Special Report with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan.

2. Content of Report

   (i) Name, address, name of the representative, amount of capital and business of the subsidiary
   (ii) Number of voting rights held by the Company and its ratio over shareholders' voting rights
   (iii) Reason for and date of the change

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Wakako Takatori /pfg

Wakako Takatori

Enclosures

I N F O R M A T I O N

September 7, 2004

Olympus Future Creation Laboratory and Purdue University to collaborate on the development of humanware[1] ubiquitous systems[2] based on sensor/networking technologies

Olympus Corporation (President: Tsuyoshi Kikukawa) has reached agreement with Purdue University (President: Dr. Martin C. Jischke) of Indiana, U.S.A., a world leader in imaging and information technology research, concerning collaboration on the development of a revolutionary image-based ubiquitous systems to support individuals in their various activities. Unlike conventional security systems, the proposed new systems will provide not only safety and security, but also opportunities for participation in intellectual activities. As active systems, they will use a network of sensors to monitor potential risks, record personal preferences, and estimate environmental safety. These data will be fed back to wearable interfaces that will provide guidance, education, and suggestions according to the user's situation and location.

The final goal of the three-year project with Purdue is to develop commercial systems for use with home or community networks in seven years, such as navigation systems for pedestrian safety, and life support systems for the elderly. The project will also include an exploration of potential applications in collaboration with strategic partners, through proposals for future initiatives to improve social infrastructure

A special research facility, to be known as "The Olympus Room", will be established within Purdue University's Robot Vision Laboratory. The Olympus Room will be networked with a demonstration facility at the Olympus Future Creation Laboratory to facilitate international joint research and development activities. These initiatives will lead to the creation of future lifestyle values enriched by intellectual activity transcending cultural differences in concepts of security and safety.

[1]Humanware: In addition to hardware and software, humanware also encompasses devices, systems, and solutions designed to help people and enrich lifestyles by integrating human sensibilities, perceptions, and knowledge.

[2]Ubiquitous system: Ubiquitous is derived from a Latin word meaning "everywhere".

“Ubiquitous computing” implies the universal presence of computers, while a ubiquitous system is a system that operates everywhere. Such systems operate and interact autonomously in all facets of life and society to support various human activities.

● Project background

The activities of the Future Creation Laboratory are based on the view that the development of practical humanware to provide individuals with information tailored to their increasingly diverse lifestyles is an important way to create value for future consumers. Another focus is the balance between security and privacy in a social environment that is saturated with surveillance cameras, allowing individuals to be monitored constantly.

The Future Creation Laboratory will add value to future lifestyles by providing safety, security and opportunities to participate in intellectual activities through two areas of development. First, it plans to develop protective sensor networks based on fixed cameras to help people avoid potential risks and dangers in ever-changing environments. Second, it will develop intelligent artificial eyes (wearable terminal devices) that will retrieve and actively utilize information from networks according to each individual's perspectives, and display appropriate suggestions and navigation information based on the sharing of individuals' perspectives and experiences.

● Responsibilities and roles under the agreement

For more than a decade, Olympus and Purdue University researchers have been collaborating on research relating to image search systems and navigation technology. Their roles in this joint research project will be as follows.

Purdue University: Design and development of software image processing algorithms for recognition of facial and bodily movements through the analysis of human and robot behavior.

Olympus: Development of system interfaces based on image processing algorithms and backed by 3D digital camera technology, surgery navigation systems and wearable interface technology

● Profiles

- Olympus

Since its establishment in 1919, Olympus has been a major precision machinery manufacturer involved in the manufacture and sale of equipment for medical, health-related, imaging and information-related applications, as well as a variety of industrial uses. Its core competency is opto-digital technology, which combines traditional optical technology with the latest digital and fine processing technologies.

The Future Creation Laboratory was established in April 2003 to envision the future and create new values based on Olympus' "Social IN" management philosophy. Most research institutes today focus on near-term developments over a time frame of three to five years. The activities of the Future Creation Laboratory are concerned with the longer-term future over the next five or ten years. Its mission is to explore the core competencies needed for future business projects.

Researchers at the Future Creation Laboratory have a unique approach to research. They do not simply attempt to predict future technological developments. Instead they aim to create the future and add value to future lifestyles. The Laboratory's main fields of interest are humanware, brain research and bioscience, and optical nanotechnology. Humanware research is a human-centered approach to the study of hardware and software. The aim is to identify future values based on new ideas.

- Purdue University Profile

Purdue University is a public doctoral-granting institution founded in 1869. The university has a system-wide enrollment of more than 69,000 students from 50 states and 130 countries. U.S. News and World Report magazine in the spring of 2004 ranked several Purdue graduate schools and departments among the best in the nation. Purdue has the best university work environment in the country, according to a survey of researchers in the Oct. 20, 2003, issue of "The Scientist" magazine. Twenty-two Purdue alumni have been chosen for space flight, including Neil A. Armstrong, the first man to walk on the moon, and Eugene A. Cernan, the last man to do so.

September 14, 2004

OLYMPUS TO INTRODUCE NEXT-GENERATION MODEL IN POPULAR ALL-WEATHER μ DIGITAL SERIES: μ-mini DIGITAL

•Revolutionary 'drop-shaped' styling

•Advanced functions for enhanced image quality and shooting ease

•4-megapixel imaging and 2x optical zoom

The information contained in this news release applies only to the Japanese market

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the upcoming introduction of the 4-megapixel μ-mini DIGITAL compact digital camera in mid-October 2004. The μ-mini DIGITAL features a metal body with a revolutionary new design, all-weather construction, and a 2x optical zoom lens.

In addition to the all-weather construction that is a feature of the μ DIGITAL series, the μ-mini DIGITAL features a highly original and revolutionary new design. With a wide range of functions packed into its stylish and exceptionally compact body, the μ-mini DIGITAL represents a new generation of μ DIGITAL series models.

The unprecedented and revolutionary design that is the μ-mini DIGITAL's most striking feature is the result of a fusion of three technologies implemented to achieve a new standard of originality: a newly developed "Top Shell Barrier" that completely eliminates lens-barrier protrusions from the camera body, an exterior body manufacturing process that results in a metal body with flowing, contoured lines, and a special "Superior Silky Finish Process" that results in a surface finish with the feel of silk. Six body-color variations will be offered to allow users to choose a color that suits their personal preference.

With respect to image quality, the μ-mini DIGITAL features Olympus' exclusive TruePic TURBO image processor, a newly developed zoom lens that incorporates three aspherical lens elements, multi-point AF, and other functions that ensure even higher image quality than in the past.

Despite the camera's compact size, it is equipped with a large, 1.8-inch, high-definition HyperCrystal LCD monitor with a wide viewing angle. It also has 14 Scene Program modes that make it easy to obtain optimum image quality in different shooting situations, and Fisheye, Soft Focus, and other in-camera still-image editing functions that extend the range of ways in which captured images can be enjoyed.

Product Line-Up

Product Name	MSRP	Launch Date	Monthly Production
Digital Camera: μ-mini DIGITAL Jewelry Silver	open pricing	mid-October, 2004	170,000 units
Digital Camera: μ-mini DIGITAL Pure White			
Digital Camera: μ-mini DIGITAL Cosmic Black			
Digital Camera: μ-mini DIGITAL Crystal Blue			
Digital Camera: μ-mini DIGITAL Velvet Red			
Digital Camera: μ-mini DIGITAL Copper Orange			

Development Background

The μ DIGITAL series introduced in February 2003 has been widely acclaimed for its stylish design and unique all-weather construction, and has already achieved worldwide sales of some 3.0 million units.

With its remarkable new design, the recently developed μ-mini DIGITAL represents an evolution of the μ DIGITAL series fundamental design concept, "Originality." By incorporating a "Top Shell Barrier" and other advanced technologies that enhance the camera's beauty as a personal possession, and by emphasizing image quality, operating ease, and other features that enhance digital camera enjoyment, Olympus has designed the μ-mini DIGITAL to offer users a new world of μ DIGITAL series enjoyment.

Main Features

1. New Technologies Achieve A Revolutionary New Standard in Design Originality

The μ-mini DIGITAL features a new lens barrier mechanism, and is produced using special exterior body manufacturing and finishing processes that achieve a level of flowing, contoured design previously unachievable in a metal body. The camera's gently curved lines and silky-smooth finish are central to its revolutionary design, and its drop-shaped body expresses the idea of a "frozen moment in the flow of time" that reflects the fundamental benefit of photography and the continuously evolving drama of μ DIGITAL development.

Top Shell Barrier* Produces World's First Protrusion-Free (Full-Flat) Camera Body*

The μ-mini DIGITAL's new Top Shell Barrier fully retracts into the camera body when the power is switched on, making the μ-mini DIGITAL the first digital camera in the world to offer a "full-flat" lens and body design, and a fast startup time of approximately 1.5-seconds. In addition to contributing to the μ-mini DIGITAL's beautifully contoured form, the absence of any protrusions on the front of the camera enhances the convenience of its all-weather construction by making it easy to wipe off any water that gets on the body.

* See attached reference material

* Among digital cameras equipped with optical zoom (except inner-zoom models)

A Metal Body with Beautiful Flowing Lines and Minimal Seams/Joins

A special manufacturing process is used to produce complex, three-dimensional curves in a single sheet of metal. Although digital camera bodies are generally constructed of a front piece, a back piece, and a connecting band, the μ-mini DIGITAL's deep-drawn front piece allows the connecting band to be eliminated so that the body can be constructed of just a front piece and back piece. As a result, it has sleek, flowing lines with a minimum number of seams and joins, fits comfortably in the palm of the user's hand, and is very easy to hold.

*"Super Silky Finish Process" applies to 5 body color variations except "Pure White"

New Finishing Technology Ensures a Smooth, Pleasing Surface Texture

A new Superior Silky Finish Process gives the camera body a smooth, silky surface that is pleasing to touch. Together with the Top Shell Barrier, it contributes to the pleasant fit and feel of the camera in the user's hand. It also enhances all-weather shooting performance by making it easer to wipe water off the camera's surface.

6 Body Color Choices to Match User Lifestyles

A choice of six body colors will be offered: Jewelry Silver, Pure White, Cosmic Black, Crystal Blue, Velvet Red, and Copper Orange. The range of choices responds to the growing trend of viewing digital cameras as a personal fashion item, and allows users to select the color they like best.

2. ALL-WEATHER CONSTRUCTION EXPANDS RANGE OF SHOOTING SITUATIONS

All-Weather Construction, Plus Sound Recording

In addition to exclusive Olympus all-weather construction that offers protection equivalent to IEC Standard Publication 529 IPX4 (protection against water splashed from any direction), the μ-mini DIGITAL features built-in sound recording capability. Although the demands of all-weather construction make it necessary to seal the camera body to prevent water from entering, sound recording requires that the microphone be exposed. For this reason, it is extremely difficult to combine all-weather construction with the ability to record and playback sound. Olympus, however, has achieved this evolutionary advance in all-weather technology by employing a special material on

the microphone and speaker, and optimizing the mechanism. As a result, users can enjoy still-photo shooting and worry-free movie with sound in active situations where water was previously a problem.

3. HIGHER IMAGE QUALITY

Exclusive Olympus TruePic TURBO Image Processing

The μ-mini DIGITAL is equipped with the same TruePic TURBO image processor featured on its predecessor (μ30 DIGITAL). Besides enhancing high-resolution detail and suppressing noise to ensure sharp, clear image quality, TruePic TURBO reduces the time required to record and display images, and boosts image processing speed to ensure that users can capture the precise moment they want.

A Newly Developed Zoom Lens with High-Resolving-Power Aspherical Lens Elements

The newly developed zoom lens incorporates three aspherical lens elements that ensure an uncompromising balance of compact lens size and high-resolution, low-aberration telephoto performance. And for the first time in the μ DIGITAL camera, the μ-mini DIGITAL features a multi-point AF (iESP AF) system that ensures higher image quality and definition.

4. VERSATILE FEATURES FOR MORE ENJOYABLE SHOOTING

1.8-Inch, High-Definition HyperCrystal LCD Monitor

A HyperCrystal LCD monitor offers high contrast, a wide viewing angle, and clear visibility even in bright outdoor light. Compared to previous LCD monitors, the μ-mini DIGITAL's monitor offers contrast that is 3 times higher (based on in-house testing), and has a viewing angle that is 1.5 times greater on both the horizontal and vertical axis. In addition to making it possible to confirm the subject in the LCD monitor when taking low-angle or high-angle shots, the wider viewing angle provides a clear view when several people are viewing images simultaneously. The monitor also offers clear visibility at beaches, ski resorts, and other bright outdoor locations where conventional LCD monitors can be difficult to see. Despite the camera's compact size, the large, high-definition monitor offers a large, 1.8-inch viewing area and 134,000-pixel resolution thaset not only make it easier to use the monitor as a viewfinder when shooting, they also enhanc the pleasure of using the monitor for image viewing.

14 Types of Scene Program Mode

Fourteen types of Scene Program mode are provided to suit a variety of shooting situations. There's a Beach & Snow mode that takes advantage of the camera's all-weather construction, a Cuisine mode, an Indoor mode, and other modes that it make it easy to obtain optimum image quality in a wide range of situations.

Still Image Editing Functions for Greater Digital Photo Enjoyment

In-camera editing functions make it possible to edit photos without using a personal computer. In addition to the Monochrome, Sepia, and Resize modes featured on previous models, new Fisheye and Soft Focus editing modes have been added. Fisheye gives an image the appearance of being reflected in a spherical object, and can be applied to a photo of a dog's face, for example, to emphasize just the nose of the dog. Soft Focus imparts a soft, mystical tone to an entire image, and is perfect for female portraits and pictures of flowers. Because these effects can easily be applied within the camera, they extend the range of ways in which captured images can be enjoyed.

OTHER FEATURES

Innovative New Mode Dial and GUI for Improved Operating Ease

The μ-mini DIGITAL features a new mode dial that was developed specifically to provide immediate access to the most frequently used shooting modes. Extremely convenient, it allows users to switch between Movie mode, Still Image mode, and Playback mode simply by moving their right thumb up or down. In addition to boosting operating ease, the newly designed mode dial also serves as an attractive design accent. A new GUI (Graphical User Interface) with easy-to-read menu text display is also included.

Movie Recording with Sound Up to the Limit of Available Memory

Broad motion streaming technology allows the full extent of available memory to be used for movie recording, up to a maximum of approximately 80 minutes (with 512MB xD-Picture Card, in SQ mode).

Customizable Startup Sound, Startup Screen, and Menu Background Color

In addition to the default startup sound, users are offered a choice of 3 unique startup sounds, one of which is the sound of a car engine. A choice of two startup screen displays is also offered, and if users wish, they can customize the startup screen to display one of their own images. In addition, the menu background can be set to any of four colors (Normal, Brown, Blue, and Black), allowing it to be customized to complement the camera's body color or suit the user's preference.

Dramatic Super Macro Photos

A Super Macro mode allows users to shoot from as close as 8cm, filling the frame with a subject area that measures 44mm x 33mm.

Rechargeable Lithium-Ion Batteries

Power is supplied by a newly developed ultra-compact LI-30B rechargeable battery that can be used repeatedly. In addition, an optional BPC-01 power coupler and D-7AC AC adapter can be used to eliminate power availability worries when downloading images from the camera to a personal computer.

New OLYMPUS Master Image Editing and File Management Software

The μ-mini DIGITAL comes with OLYMPUS Master image editing and file management software

that makes it easy for both novice and expert computer users to enjoy the full advantages of digital imaging. Featuring an easy-to-understand interface, the software includes functions for image file downloading, editing, and organizing, as well as various print functions and a RAW data processing function. It can also automatically organize images by date and display them in a calendar format, making it easy to organize large numbers of images. OLYMPUS Master can also be upgraded to OLYMPUS Master Plus software (upgrade fee required) that offers CD and DVD recording, movie editing, screensaver creation, and other advanced features.

Optional CWPC-01 Water-resistant Case for Underwater Shooting to a Depth of 3 Meters

A case that offers water-resistant protection to a depth of 3 meters is also available. Ideal for underwater shooting in swimming pools or when snorkeling, it also allows users to shoot in other situations that require water-resistant protection, further enhancing the capabilities of the camera's all-weather construction.

CAMEDIA μ-mini DIGITAL

Specification

		μ-mini DIGITAL
Number of Effective Pixels		4.0 million pixels
Image Pickup Element		1/2.5 inch CCD
Lens	Structure	5 elements in 3 groups Include 3 glass aspherical lenses
	Focal Length	5.8 – 11.6 mm (Equivalent to 35mm zoom in 35 – 70 mm film format)
	F No.	F3.5(W)~F4.9(T)
	Digital Zoom	Seamless to 8x (2x optical and 4x digital combined)
	Working Range	Standard mode:0.5 m – infinity Macro mode:0.2 m – 0.5m Super Macro mode: up to 0.08m (Tele only, Flash Off)
Recording	Still Image: Recording System	JPEG (DCF:Design rule for Camera File system), DPOF compatible, Exif2.2, PRINT Image Matching II
	Still Image: Storage Capacity *When using bundled 16 MB xD-Picture Card	2272 x 1704 / SHQ:Approx. 5 images, HQ:Approx.16 images 2048 x 1536 / SQ1:Approx. 20 images, 1600 x 1200 /SQ2 :Approx. 24 images, 1280 x 960 / SQ2 :Approx. 38 images 1024 x 768 / SQ2 :Approx. 58 images 640 x 480 / SQ2 : Approx. 90 images
	Motion Image: Recording System (w/ voice)	QuickTime Motion JPEG support (Frame rate: 15fps)
	Motion Image: Storage Capacity	320 x 240 pixels (HQ) : up to 41 sec. (16MB xD-Picture Card) : up to 21min. (512MB xD-Picture Card) 160 x 120 pixels (SQ): up to 150 sec.(16MB xD-Picture Card) up to 80 min. (512MB xD-Picture Card)
	Recording Media	xD-Picture Card (16, 32, 64,128, 256, 512MB)
LCD Monitor	Size/Type	1.8-inch high-contrast, wide-view-angle, semi-transmissive LCD,
	Number of Pixels	Approx. 134,000 pixels
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index display	Divided into 4/9/16 parts
	Still Image: Image rotation	90 degrees/- 90 degrees (Rotation information will be written in Exif)
	Still Image:	Yes

	Slideshow	
	Motion Image: Playback	Normal, Frame-by-frame, Fast-forward
	Audio Playback	Yes (by internal speaker also)
Sensitivity	AUTO	ISO approx. 64-250 (ISO64-500 for Indoor, Candle)
	Preset	ISO approx. 64/100/200/400
Focusing System	Auto Focus	TTL contrast detection system Spot/ iESP AF
Still Image: Exposure Control	Mode	Programmed Auto
		Scene programmed (Portrait, Landscape, Landscape+Portrait, Night Scene, Cuisine, Beach & Snow, Self Portrait+Self Timer, Behind Glass, Self Portrait, Indoor, Candle, Sunset, Fireworks)
	Shutter Speed	1/2 to 1/1000 sec (Night Scene: up to 4sec)
	Exposure Compensation	±2EV in 1/3EV-step increments metering
White Balance		iESP II full auto TTL, Presets (Daylight, overcast, tungsten light, fluorescent light)
Photometric Systems		Digital ESP metering Spot metering system
Flash	Flash Working Range	W: Approx. 0.2m-2.8m T: Approx. 0.2m-2.0m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off
Sequence Mode		Approx. 1.3 frames/sec. (HQ mode) Sequence Shooting :Approx.7 frames(SHQ mode), Approx.30 frames (HQ mode)
Special Functions	Function Shooting	2 in 1 function
	Panorama	Yes (only with xD-Picture card and OLYMPUS Master in PC)
	Customize	Switchable GUI Languages (Japanese/English)
	Still Image Edit	Soft Focus, Fisheye, Black & White, Sepia, Resize (640x480, 320x240)
	Motion Image Edit	Index image creation
Weather-proofing		Equivalent to IEC Standard Publication 529 IPX4, protection from water splashed from any direction
External Connectors	PC	USB interface (Win XP/Me/98/2000, Mac OS 9.0 ~ 9.2/X10.1,10.2), PictBridge
	TV (NTSC/PAL)	AV output terminal
Power Supply	AC adapter	AC adapter (Optional), power coupler (Optional)
	Battery	Lithium-ion rechargeable battery (LI-30B)
Dimension		95.0 (W) x 55.5 (H) x 27.5 (D) mm

		(excluding protrusions)
Weight		115g (excluding batteries and media card)
Accessories (Bundled)		xD-Picture Card (16MB) USB cable AV cable Strap CD-ROM (OLYMPUS Master) Lithium-ion rechargeable battery Battery charger

*Specifications are subject to change without notice.

Optional Accessories

Item	MSRP (including Tax)	Description
Water-resistant case		
CWPC-01	¥8,000(¥8,400)	Water resistant to depth of 3m
Camera Case		
CSCH-24BE	¥3,800(¥3,990)	Genuine leather (beige) with hand strap
CSCH-24BK	¥3,800(¥3,990)	Genuine leather (black) with hand strap
CSCH-24OR	¥3,800(¥3,990)	Genuine leather (orange) with hand strap
CSCH-25NV	¥2,800(¥2,940)	Soft case (navy)
CSCH-25RE	¥2,800(¥2,940)	Soft case (red)
CSCH-25WT	¥2,800(¥2,940)	Soft case (white)
Hand Strap		
CSCH-01SV	¥1,500(¥1,575)	Metal (silver)
Neck Strap		
CNS-01SV	¥2,500(¥2,625)	Metal (silver)
CNS-01BL	¥2,500(¥2,625)	Metal (blue)

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130

TOP-SHELL BARRIER TECHNOLOGY: THE KEY TO THE WORLD'S FIRST FULL-FLAT CAMERA BODY*

The μ-mini DIGITAL utilizes the world's first "Top-Shell Barrier" technology to achieve the world's first completely flat lens and body design.

The "Top-Shell Barrier" uses a "sink & slide" lens barrier mechanism to instantly power up the camera. Until now, digital cameras with sliding lens barriers have positioned the barrier either above or below the surface of the camera body. As a result, it has been possible to power up the camera with a single sliding action. On the μ-mini DIGITAL, however, the lens barrier and body are level with one another, requiring a two-step "sink & slide" action. Ordinarily, this two-step action would take longer to complete than a one-step action, but by using a special mechanism for the μ-mini DIGITAL's lens barrier arm, the two-step action can be instantly executed, assuring a fast startup time of approximately 1.5 seconds.

Thanks to its "Top-Shell Barrier," the μ-mini DIGITAL offers a protrusion-free, beautifully contoured design, a fast startup time, and outstanding ease of use. The protrusion-free body enhances the convenience of the camera's all-weather construction by making it easy to wipe off water droplets, and also makes the camera easier to put into or take out of a pocket.

* Among digital cameras equipped with optical zoom (except inner-zoom models)

1) Power OFF; body and lens barrier are perfectly flush with one another.



2) Power ON; left side of lens barrier sinks below body surface



3) Power ON; lens barrier slides into the interior of the body as it opens



4) Power ON; lens barrier is fully retracted into the body



5) Power ON; lens barrel extends and camera is ready for shooting



Elapsed time for steps 2~5 approx. 1.5sec.

I N F O R M A T I O N

New Wholly Owned Subsidiary Established by Olympus Corporation OLYMPUS BIOMATERIAL CORP. to Specialize in Biomaterials and Tissue Engineering

On September 1, 2004, Olympus Corporation (President: Tsuyoshi Kikukawa) established OLYMPUS BIOMATERIAL CORP. (President: Hitoshi Mizuno) as a wholly owned subsidiary. The new company, which will commence operation on October 1, 2004, will specialize in biomaterials and tissue engineering, encompassing R&D, production and sales. Product areas will include not only bone tissue engineering, in which Olympus has been commercially involved since the fall of 2002, but also artificial bone replacement materials and other related products.

In 1999 Olympus commenced sales of OSferion, an artificial bone replacement materials based on β-TCP (beta-tricalcium phosphate). Used in orthopedic surgery, this product has unique properties that allow it to be absorbed and replaced to bone tissue as it is absorbed into the body. Olympus moved into the tissue engineering field in 2002 with the aim of creating a commercial bone tissue engineering business based on β-TCP.

The need for minimally-invasive technologies and enhanced quality of life will increase as society ages. By restructuring its biomaterials and tissue engineering activities as a separate, dedicated entity, Olympus aims to achieve three goals:

1) accelerate business through faster decision-making;
2) establish an integrated business structure; and
3) reinforce synergies between biomaterials and tissue engineering businesses.

In the future, the Olympus Group intends to expand into related areas, including other types of biomaterials such as artificial bone replacement material for dental use, as well as articular cartilage tissue engineering and tissue engineering for tissues and organs other than bones.

OSferion — artificial bone replacement material

• Profile of OLYMPUS BIOMATERIAL CORP.

Company name	OLYMPUS BIOMATERIAL CORP.
Officers	◆ President and Representative Director: Hitoshi Mizuno (currently General Manager, Medical New Business Project., Corporate R&D Center, Olympus Corporation) ◆ Part-time Director: Shuichi Takayama (also Executive Officer and Division Manager, R&D Planning Division, Corporate R&D Center, Olympus Corporation) ◆ Part-time Director: Hisashi Mori (also Division Manager, Corporate Planning Division, Olympus Corporation)

	◆ Part-time Auditor: Tadao Imai (also Executive Auditor, Olympus Corporation)
Head office	Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0914, Japan
Business activities	Research and development, manufacturing and sales in the fields of biomaterials and tissue engineering and related products
Capital	48 million yen
Ownership structure	Wholly owned by Olympus Corporation
Establishment date	September 1, 2004
Commencement of operation	October 1, 2004 (tentative)
Employees	24 (as of October 1, 2004)

September 28, 2004

OLYMPUS E-SYTEM "DESIGNED FOR DIGITAL" INTERCHANGEABLE SLR PRODUCTS
OLYMPUS ANNOUNCES VARIMAGNI ANGLE FINDER VA-1-IDEAL FOR MACROPHOTOGRAPHY AND OTHER APPLICATIONS

The information contained in this news release applies only to the Japanese market

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the Varimagni Angle Finder VA-1 for use with Olympus E-System digital SLR cameras, which comply with the Four Thirds System and were developed for use with "Designed for Digital" interchangeable lenses. It will go on sale in the spring of 2005.

The Varimagni Angle Finder VA-1 is a new addition to the range of accessories for the Olympus E-System SLR digital interchangeable camera system, which were developed to provide optimal image quality in digital photography through the introduction of the Four Thirds system. When attached to the camera's eye coupler (NOTE), the VA-1 allows the photographer to check the viewfinder image in a vertical direction. This facilitates viewfinder checking during low-angle work, such as crouching shots or macro-photography, and upward shots, such as night-sky photography.

Note: Attached using the adapters provided (VA-A1 for E-1, VA-A2 for E-300)

Product	Manufacturer's MSRP	Launch Date
Varimagni Angle Finder VA-1	To be advised	Spring of 2005


OLYMPUS
VA-1

Varimagni Angle Finder VA-1

<Product Features>

1. Variable Magnification for Easy Focus Checking

The viewfinder image is shown erect and unreversed. With 1x magnification, the entire image is covered, while 2x magnification provides an expanded view of the central area. The magnification can be selected using a simple one-touch lever. Dioptric correction is possible over a range of -5 to $3m^{-1}$. The eye coupler is fitted with a rubber eye cup.

2. Rotating Angle Section for Various Shooting Positions

The angle section can be rotated with clicks at 90-degree intervals. This feature allows the VA-1 to be configured for a wide range of shooting positions.

Note: The imaging systems business of Olympus Corporation will be restructured as a separate company, Olympus Imaging Corporation, as of October 1, 2004.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

September 28, 2004

INTERCHANGEABLE LENS FOR OLYMPUS E SYSTEM "DESIGNED FOR DIGITAL" SLR CAMERAS OLYMPUS ANNOUNCES SCHEDULE FOR INTRODUCTION OF ZUIKO DIGITAL ED 7-14MM F4.0 2X SUPER WIDE ANGLE ZOOM

The information contained in this news release applies only to the Japanese market.

Summary
Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the Zuiko Digital ED 7-14mm F4.0 2x Super-Wide-Angle Zoom Lens. The new lens was developed for use with the Olympus E-System digital SLR camera system, which complies with the Four Thirds System and was developed for use with "Designed for Digital" interchangeable lenses. It will go on sale in the spring of 2005.

Like the Zuiko Digital 11-22mm (22-44mm) F2.8-3.5 Lens, which is already on sale, the Zuiko Digital ED 7-14mm F4.0 2x Super-Wide-Angle Zoom Lens is an exchangeable lens specified for the Four Thirds System. The introduction of this wide-angle zoom lens will further expand the range of Zuiko Digital lenses. This super-wide-angle lens offers professional-class specifications, including 2x zoom capacity from a wide-angle focal length of 7mm (14mm), and protection against dust and water droplets. The advantages of a super-wide-angle lens include its ability to emphasize perspective and enhance depth of field. To use this perspective effect fully, it is necessary to shoot from a position as close the subject as possible. This lens has a minimum working distance (NOTE) of 10cm, allowing the photographer to explore the unique expressive possibilities of wide-angle photography.

Note: The distance from the subject
Figures in parentheses indicate equivalent focal lengths for a 35mm film camera lens.

Product	Manufacturer's MSRP	Launch Date
Zuiko Digital ED7-14mm F4.0	To be advised	Spring 2005



Zuiko Digital ED7-14mm F4.0

Note: The imaging systems business of Olympus Corporation will be restructured as a separate company, Olympus Imaging Corporation, as of October 1, 2004.

<Product Features>

●"Designed for Digital" Lens Based on Four Thirds System — Super-Wide-Angle 2x Zoom Performance with a Minimum Wide-Angle starting focal length of 7mm

With a minimum wide-angle starting focal length of 7mm (equivalent to 14mm on a 35mm film camera), the 114-degree picture angle provided by this product is the widest in the world (NOTE) for a zoom lens designed for use with digital cameras. As a super-wide-angle lens, it allows the photographer to create out-of-the-ordinary images by emphasizing depth of field and perspective. Because it is designed specifically for use with digital cameras, this lens ensures stable imaging quality right out the periphery of the image.

Note: As of September 28, 2004

●Working Distance (NOTE) of Just 10cm for Enhanced Photographic Possibilities

The inner focusing system features a newly developed "floating" mechanism that ensures excellent image quality at all ranges from infinity to extreme close-up. With a minimum working distance (NOTE) of just 10cm, the lens allows the photographer to work extremely close to the subject, which is essential to create images with enhanced perspective.

Note: The distance from the subject to the edge of the lens.

●Large-Aperture Aspherical Lens — World's First ED Molded Glass Aspherical Lens Elements

The new lens incorporates two molded glass aspherical lens elements for effective correction of the distortion and astigmatism commonly associated with super-wide-angle lenses. Distortion is minimal, even when shooting close to the subject, allowing the lens to produce sharp images that precisely reflect the photographer's intentions in all types of photography. Large-aperture concave lens elements that are aspherical on both sides play a particularly important role in the correction of distortion and curvature. This lens also features the world's first (NOTE) two-sided aspherical ED lens elements. In addition to color correction, these also allow the elimination of coma flare on the periphery of images.

Note: Camera lenses, as of September 28, 2004

●Dual Super ED and ED Lens Elements Used to Minimize Chromatic Aberration

Super-wide-angle lenses are prone to chromatic aberration. The Zuiko Digital ED7-14mm F4.0 incorporates two ED lens elements, and its ED lens group also includes two Super ED lens elements with color dispersion characteristics similar to those of fluorite. These allow the lens to suppress color aberrations that cannot be fully corrected with conventional optical glass. The result is optimal resolution and contrast.

●New Multi-Coating Process to Reduce Ghosting and Flaring

Olympus has used a newly developed multi-coating process to minimize reflections across a wide range of wave lengths. This feature minimizes the ghosting and flaring that commonly affect wide-angle lenses.

●Dust and Water Droplet Resistance for Enhanced Reliability

Exterior parts of the lens have been sealed to provide enhanced protection against dust and water droplets, ensuring reliable performance even under the tough shooting conditions experienced by professional photographers.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Your Vision, Our Future

I N F O R M A T I O N

September 28, 2004

OLYMPUS E SYSTEM "DESINGED FOR DIGITAL" INTERCHANGEABLE SLR CAMERAS
OLYMPUS ANNOUNCES THE ZUIKO DIGITAL 14-45MM F3.5-5.6 LENS, THE ZUIKO DIGITAL 40-150MM F3.5-4.5 LENS AND THE FL-36 EXTERNAL ELECTRONIC FLASH-SUPERB COST PERFORMANCE

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is proud to announce three new products for use with the Olympus E-System digital SLR camera system, which complies with the Four Thirds System and was developed for use with "Designed for Digital" interchangeable lenses. The Zuiko Digital 14~45mm F3.5~5.6 Lens and the Zuiko Digital 40~150mm F3.5~4.5 Lens both offer superb cost performance. They will go on sale in mid-November 2004. In late November Olympus will also launch the new FL-36 External Electronic Flash.

The new Zuiko Digital 14~45mm (28-90mm) F3.5~5.6 Lens and the Zuiko Digital 40~150mm (80-300mm) F3.5~4.5 Lens are the latest additions to the Zuiko Digital range of lenses for use with the Olympus "Designed for Digital" E-System interchangeable lens SLR cameras. These products comply with the Four Thirds System and were developed to provide optimal image quality with digital photography. The new lenses offer excellent cost performance. Superior cost performance is also a feature of the new FL-36 Electronic Flash. These new Olympus E-system products will be introduced to coincide with the launch of the economically priced E-300 SLR Digital Camera.

Note: Figures in parentheses indicate equivalent focal lengths for a 35mm film camera lens.

Product Name	Manufacturer's MSRP	Launch Date
Zuiko Digital 14-45mm F3.5-5.6	¥31,000 (¥32,550 including tax)	Mid-November 2004
Zuiko Digital 40-150mm F3.5-4.5	¥37,400 (¥39,270 including tax)	Mid-November 2004
FL-36 Electronic Flash	¥28,600 (¥30,030 including tax)	Late November 2004







Note: The imaging systems business of Olympus Corporation will be restructured as a separate company, Olympus Imaging Corporation, as of October 1, 2004.

<Product Features >

●Zuiko Digital 14-45mm F3.5-5.6

This compact, lightweight standard zoom lens covers the focal distances most commonly used in normal photography, from wide-angle to short-tele -angle. It offers superb cost performance, and because it was designed specifically for use with digital cameras, it also provides excellent image quality. It is ideal not only for first-time SLR digital camera users, but also for advanced users in need of a lens for day-to-day use.

・Compact, lightweight "Designed for Digital" standard zoom lens providing the equivalent of a 28-90mm focal length on a 35mm film camera

Providing the equivalent of a 28-90mm focal length range on a 35mm film camera, this compact, lightweight 3.2x standard zoom lens covers the zoom range most frequently used in normal photography. Because it was designed specifically for use with digital cameras, it also provides extremely good image quality all the way out to the periphery of the image. At around 285g, this product is the perfect everyday lens for the photographer on the move.

・Ultra-High-Refraction Glass and Dual Aspherical Lens Elements

In the optical system, Olympus has used glass with a refraction index in excess of 1.9 to provide excellent correction of spherical aberration. The combination of an ultra-high-refraction glass lens element with a low-dispersion glass lens element ensures excellent image quality with superior resolution and contrast by effectively eliminating chromatic aberration in the medium-angle range. The use of dual aspherical lens elements significantly reduces distortion, spherical aberration and coma aberration.

・Multi-Coating to Reduce Ghosting and Flaring

Ghosting and flaring have been minimized through the use of a special multi-coating process.

・Advanced "Floating" Mechanism

The focusing system features a newly developed "floating" mechanism that ensures excellent image quality at all ranges from infinity to extreme close-up. Close-up shooting at a distance of 38cm is possible across the entire focusing range.

・Dependable Metal Mount

This product can be used with confidence thanks to its extremely robust and durable metal lens mount.

●Zuiko Digital 40-150mm F3.5-4.5

This compact, lightweight telephoto zoom lens provides easy access to advanced telephoto effects. Its focal length ranges from the equivalent of 80mm (short-tele) to the equivalent of 300mm on a 35mm film camera. This product offers excellent cost performance, and because it was designed specifically for use with digital cameras, it also provides excellent image quality. It is ideal not only for first-time digital SLR camera users, but also for advanced users who need a telephoto zoom lens that can also be used as a general-purpose lens. By using this product in combination with the Zuiko Digital 14-45mm F3.5-5.6 lenses, which will be released at the same time, users will be able to cover the equivalent of a 28-300mm range on a 35mm film camera.

· Compact, Lightweight "Designed for Digital" Telephoto Zoom Lens with a Range Equivalent to 80-300mm on a 35mm Film Camera

In terms of equivalent focal distances on a 35mm film camera, this compact, lightweight F3.8 zoom lens covers a range from 80mm short-tele-angle shots up to powerful 300mm telephoto shots. And because it was designed specifically for use with digital cameras, it also provides extremely good image quality all the way out to the periphery of the image. Weighing around 425g, it is light enough for use as an everyday lens for the photographer on the move.

· F3.5-4.5 Telephoto Zoom Lens with Excellent Brightness

The excellent brightness of this F3.5-4.5 telephoto zoom lens means that it provides easy access to a full range of advanced telephoto lens effects for a wide range of photography, including shots with background fading or compressed perspective, as well as portraits and sports scenes.

· Multi-Coating to Reduce Ghosting and Flaring

Ghosting and flaring have been minimized through the use of a special multi-coating process.

· Dependable Metal Mount

This product can be used with confidence thanks to its extremely robust and durable metal lens mount.

●FL-36 Electronic Flash Unit

Olympus has responded to user demand by further enhancing its range of flash units. This middle-range external flash unit joins two products that are already on sale: the compact, lightweight FL-20, and the full-spec FL-50. Designed specifically for use with digital cameras, the FL-36 combines superb cost performance with features similar to those on the professional-use FL-50 unit.

· Compact, Lightweight Design for Optimal Portability

Charging efficiency has been improved through the use of a newly developed energy-saving circuit. The FL-36 provides excellent charging and flashing performance with just two AA batteries. The unit also features advanced high-density circuit boards for control and charging. In addition, Olympus has added a newly designed compact zoom head with support for the equivalent of a 24-85mm range on a 35mm film camera (16mm, 20mm when the wide panel is used). These innovations have allowed Olympus to create compact, lightweight unit with about 75% of the height and 65% of the weight (when using AA batteries) of the FL-50.

· Designed Specifically for Digital Cameras

The FL-36 provides the precise lighting adjustment needed for digital photography. Intensity can be controlled in 1/8EV steps. Designed specifically for use with digital cameras, it minimizes the decline in light intensity at the periphery of the image.

· High Guide Number Even with Wide-Angle Diffusion

The FL-36 was developed specifically for use with digital cameras. Compared with flash units on single-lenses film cameras, it maintains a high guide number even with wide-angle diffusion. The power of this unit becomes apparent when it is used with a wide-angle lens on a digital SLR camera.

· Lockable Bounce Mechanism

With lateral as well as vertical bounce, this unit supports a variety of bounce effects.

· Dual Lighting in Conjunction with Built-in Flash

By mounting the FL-36 on the hot shoe of the E-300 digital SLR camera, it is possible to operate the unit in tandem with the camera's built-in flash unit. The built-in flash can then be used to create bounce shots with catch-lights in the pupils of the eyes.

<Principal Specifications>

●Zuiko Digital 14-45mm F3.5-5.6

Focal Length	14-45 mm (equivalent to 28-90mm on a 35mm film camera)
Lens construction	12 Elements in 10 Groups, including 2 Aspherical Lens Elements
Angle of View	75 deg.-27 deg.
Closest Focusing Distance	0.38m-infinity
Maximum Image Magnification	0.16x (equivalent to 0.32x on a 35mm film camera)
Closest object field	107 x 80mm
Number of Blades	7
Maximum Aperture	f 3.5 (14mm)- f 5.6 (45mm)
Minimum Aperture	f 22
Filter Size	58mm
Dimensions	Diameter 71.0 x 86.5mm
Weight	285g
Lens Hood (Included)	LH-61
Lens Cap (Included)	LC-58B (58mm)

Note: Can be used with EC-14 Teleconverter and EX-25 Extension Tube (manual focusing possible with EC-14).

●Zuiko Digital 40-150mm F3.5-4.5

Focal Length	40-150mm (equivalent to 80-300mm on a 35mm film camera)
Lens construction	13 Elements in 10 Groups
Angle of View	30 deg.-8.2 deg.
Closest Focusing Distance	1.5m-infinity
Maximum Image Magnification	0.12x (equivalent to 0.24x on a 35mm film camera)
Closest object field	140 x 105mm
Number of Blades	7
Maximum Aperture	f 3.5 (40mm)- f 4.5 (150mm)
Minimum Aperture	f 22
Filter Size	58mm
Dimensions	Diameter 77 x 107mm
Weight	425g
Lens Hood (Included)	LH-61B
Lens Cap (Included)	LC-58B (58mm)

Note: Can be used with EC-14 Teleconverter and EX-25 Extension Tube (manual focusing possible with EC-14).

●FL-36 Electronic Flash Unit

Guide number	Automatic switching 36 at 42mm, 20 at 12mm (with ISO100 film)
Firing angle	Automatic switching At 12mm (equivalent to 24mm on 35mm film camera): Up-down 62 deg., left-right 78 deg. (covering 12mm lens) At 42mm (equivalent to 85mm on 35mm film camera): Up-down 21 deg., left-right 28 deg. (covering 42mm lens) Up to 8mm (equivalent to 16mm on 35mm film camera) with wide panel (included)
Flash modes	TTL Auto, Auto, Manual, FP TTL Auto, FP Manual
Bounce angles	Up: 0-90 deg., down: 7.5 deg., left: 0-90 deg., right: 0-180 deg.
Power supply	AA (LR6) alkaline batteries × 2 AA (FP6) lithium batteries × 2 AA (ZR6) Ni-Mn batteries × 2 3V lithium battery pack (LB-01) (CR-V3) × 1 AA Oxyride batteries × 2 AA Ni-MH batteries × 2
Dimensions	109mm H × 65mm W × 95mm D
Mass	270g (excluding batteries)

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Your Vision, Our Future

INFORMATION

September 28, 2004

OLYMPUS INTRODUCES AFFORDABLE 8-MEGAPIXEL E-300 INTERCHANGEABLE LENS TYPE DIGITAL SLR CAMERA

• 'Designed-for-digital' Olympus E-System SLR camera for consumer/photoenthusiast market

• Innovative new compact, low-profile body design

• 8-megapixel imaging for outstanding image quality

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the Olympus E-300 digital SLR camera. The E-300 is an affordable new addition to the Four Thirds System standard-compliant "designed for digital" Olympus E-System that makes it easy to enjoy high quality digital shooting. The E-300 is scheduled to go on sale in Japan in late November 2004.

In October of last year, Olympus introduced the Olympus E-System and E-1 interchangeable-lens-type digital SLR camera. Offering the high image quality, high mobility, and high reliability that professional users demand, the E-1 has been widely acclaimed for its image quality and reliability.

Now, based on the technology that has earned the E-1 such high praise, Olympus is introducing the E-300, a camera designed to make the unique benefits of interchangeable lens type digital SLR photography easy even for first-time digital SLR users to enjoy.

Offering the highest image quality available in a consumer-oriented digital SLR, the E-300 features a full frame transfer 4/3-type CCD with a broad dynamic range and an effective pixel count of 8 megapixels, as well as dedicated digital ZUIKO DIGITAL interchangeable lenses that maximize the performance of the CCD's high-resolution sensor elements, and a high-performance TruePic TURBO image processor.

In addition, it is equipped with the widely acclaimed Dust Reduction System featured on the E-1. The system significantly alleviates the problem of image degradation caused by dust contamination of the CCD sensor elements and low pass filter, which can be caused by dust entering the camera when changing lenses, or by particulate matter produced by shutter assembly or other internal mechanical component wear. Thanks to this system, users are spared the trouble of cleaning and maintaining the image sensor, a task that is in any case extremely difficult for the average owner to perform. In addition, a high level of reliability is further assured by the use of high-rigidity metal body components.

As it is not bound by the conventions of SLR film camera design, the E-300 has also been given a radical new body shape that eliminates the bulky pentaprism from the top of the camera, resulting in outstanding portability and a low overall height of just 85mm.

The E-300 also offers fast, responsive, SLR shooting capabilities with respect to startup time, shutter release time lag, and shooting interval. As a result, users can enjoy quick, carefree shooting and fewer missed photo opportunities.

With the introduction of the E-300, Olympus has launched a new consumer-oriented digital SLR for a new digital age. In the future, the Olympus E-System lineup will continue to grow, bringing an even wider range of digital SLR camera system performance to photo enthusiasts everywhere.

Product Name	MSRP	Launch Date	Monthly Production
E-300 Set with ZUIKO DIGITAL 14~45mm, F3.5~5.6 lens	open pricing	Late Nov. 2004	30,000 units
E-300 Body	open pricing	Spring 2005	

Main Features

- Four Thirds System standard-compliant dedicated digital design and a class-leading, full frame transfer 8-megapixel (effective) CCD for high image quality
- Attractive new low-profile design with 85mm body height for outstanding portability
- Dust Reduction System and metal body components for high reliability
- Outstanding operating ease with fast SLR response for enjoyable shooting
- A wide range of shooting functions for enhanced versatility

Development Background

Fueled primarily by demand for consumer-oriented models, the market for interchangeable lens type digital SLR cameras continues to grow rapidly, with over two million units slated for shipment in 2004, and further growth anticipated in 2005.

Olympus entered the rapidly growing market for interchangeable lens type digital SLR cameras with the October 2003 introduction of the pro-oriented E-1, which earned high praise for its dedicated digital design. E-300 development was undertaken to bring the same high standard of image quality and interchangeable lens type digital SLR shooting enjoyment to an even broader range of users. Effort was focused on developing a design that would make the camera easy even for first-time SLR owners to use and enjoy. In a break with conventional consumer-oriented digital SLRs of the past, the decision was made to eliminate the protruding pentaprism from the top of the camera and go with a compact new user-friendly body design that offers excellent portability. In addition, the Dust Reduction System acclaimed by professional users of the E-1 was also incorporated, sparing non-professional users the difficult task of cleaning and maintaining the image sensor so they can freely and easily enjoy the advantages of interchangeable lens type digital SLR photography.

Based on advanced technologies developed for the pro-oriented E-1, the E-300 is an all-new, consumer-oriented digital SLR camera for the new digital age, specifically developed to allow everyone to easily enjoy superior digital imaging performance.

Details of Main Features

1. Four Thirds System-Compliant Dedicated Digital Design and a Class-Leading Full Frame Transfer 8-Megapixel CCD for High Image Quality

A Designed-for-Digital Lens System

The use of a designed-for-digital lens system assures high resolving power at the periphery of the image area, something that has always been difficult to achieve with interchangeable lenses designed to meet the optical performance requirements of film cameras. The lenses are designed to ensure that the light strikes the image sensor head-on, minimizing the loss of image quality and brightness at the periphery even when using wide-angle lenses, and maximizing sensor performance to ensure excellent imaging characteristics. To coincide with the introduction of the E-300, a range of new lenses that offers high cost-performance and wide-angle to telephoto coverage has been readied.

High-Resolution, 8-Megapixel, Full Frame Transfer, Still-Image CCD

A 4/3-type, 8-megapixel (effective) CCD maximizes the performance characteristics of ZUIKO DIGITAL lenses to produce outstanding high-definition images. The CCD is the same type of full frame transfer, dedicated still image sensor that has been widely acclaimed on the E-1. In comparison with the interline CCDs used in most conventional digital cameras, the surface area and sensitivity of each individual photo-sensing element are greater, allowing a greater range of grayscale expression.

High-Performance TruePic TURBO Image Processor

A TruePic TURBO image processor, newly optimized for digital SLR use, is included to boost image quality and image processing speed. The result is higher image definition and low noise for clear, natural images.

2. Attractive New Low-Profile Design with 85mm Body Height for Outstanding Portability

Highly Portable, User-Friendly New Design

The E-300 differs from conventional SLR cameras in that it uses a porro system and a side swing mirror to achieve a highly portable new design with low overall height and no protruding pentaprism. Easy to use, the attractive and compact body has a user-friendly appearance that helps put subjects at ease.

New Sliding Pop-Up Flash Mechanism

A new flash mechanism that slides forward as it pops up assures an adequate angle of illumination while contributing to the camera's low-profile body design. The flash offers broad, even coverage with minimal illumination drop-off at the periphery. In addition, the new design allows a dedicated

external flash to be used in tandem with the built-in flash

3. Dust Reduction System and Metal Body Components for High Reliability

Dust Reduction System with the World's First Supersonic Wave Filter

The E-300 is equipped with the same proprietary Olympus Dust Reduction System featured on the E-1. The system significantly reduces the problem of image degradation that results from contamination of the image sensor or low pass filter by dust entering the camera when changing lenses, or by particulate matter produced by shutter assembly or other internal mechanical component wear. As a result, users are spared the trouble of cleaning and maintaining the image sensor, a task which is in any case extremely difficult for the average owner to perform. The system features a Supersonic Wave Filter mounted between the shutter and the low pass filter on the front of the image sensor. When activated, ultrasound causes the filter to vibrate over 350,000 times per second, instantly removing any dust and particulate matter that have adhered to it. In addition, the image sensor assembly is isolated from the Supersonic Wave Filter by an airtight seal that prevents dust and particulate matter from reaching the image sensor and low pass filter.

Aluminum Top Cover and Die-Cast Aluminum Chassis

An aluminum top cover and a die-cast aluminum chassis assure outstanding rigidity.

4. Outstanding Operating Ease with Fast SLR Response for Enjoyable Shooting

Easy-to-Hold Design and Intelligent Control Layout

The easy-to-hold body fits comfortably in the user's hands, and all shooting mode buttons are located on the back of the camera in an intelligent layout that assures quick visual recognition and easy operation.

Quick Shooting Response (TruePic TURBO Image Processor)

An exclusive Olympus TruePic TURBO image processor, optimized for SLR use, assures fast image processing. Recording and playback processing times have been reduced, startup is fast, and a short shutter release time lag ensures responsive, stress-free shooting.

High-Speed, High-Precision Autofocus

A new TTL phase difference detecting autofocus system developed specifically for Four Thirds System cameras provides faster and more precise focusing. In Continuous AF mode, predictive autofocusing ensures focusing accuracy even when shooting moving subjects. There are three

autofocus target zones. Although the default AF mode uses automatic target zone selection, users can select one of the three zones manually if they prefer. In addition, the currently active target zone can be confirmed via a superimposed display in the viewfinder.

Scene Program and Scene Select Program Modes

Five Scene Program modes and more than 10 Scene Select Program modes are provided. Offered in addition to the regular shooting modes, they provide optimized shutter speed and aperture settings that make it easy for users to get the results they want in a wide range of situations.

Bright, Easy-to-View Focusing Screen

The newly developed Neo Lumi Micron Matte focusing screen featured in the E-1 has been further refined for the E-300. Featuring a hexagonal-variant microlens, it assures a bright view and easy focusing, with minimal moiré effect for natural blurring of out-of-focus elements.

Super Control Panel

Image quality modes, shooting modes, aperture, shutter speed ISO sensitivity, and all other shooting information is displayed in a large size, in color, on the LCD monitor.

High-Visibility LCD Monitor

A new Hyper Crystal LCD monitor offers high contrast, a wide viewing angle, and excellent visibility in bright outdoor light. It offers 3 times the contrast and 1.5 times the horizontal and vertical viewing angle of conventional LCD monitors, ensuring excellent visibility and beautiful image quality with vivid color. Images on the monitor can also be enlarged up to 10 times, with a convenient guide display frame that indicates the area being enlarged.

5. Wide Range of Shooting Functions

Wide-Ranging Exposure Control

Exposure control modes include Aperture-Priority AE, Shutter-Speed-Priority AE, Program AE, and Manual modes. In Program AE mode, a Program Shift function allows users to change the combination of aperture and shutter speed settings while maintaining optimum exposure. Exposure compensation is available over a wide range of ±5EV, selectable in 1/3EV, 1/2EV, or 1EV steps. In addition, the camera's Program AE modes include a choice of Scene Program modes to ensure optimum results with maximum ease in a wide variety of shooting situations. With a wide range of exposure modes to choose from, users can select the one that best suits their needs and skill level.

Auto Exposure Bracketing

Three-frame auto exposure bracketing is possible in 1/3EV, 1/2EV, or 1EV steps, allowing photographers to obtain correct exposures in situations that require fine exposure control.

Three Metering Systems

Users are offered a choice of Digital ESP (Electro Selective Pattern) metering, center-weighted average metering, or spot metering. Olympus' widely acclaimed proprietary Digital ESP metering calculates the best light values under complex lighting conditions. Center-weighted average metering measures light values for the entire image area, but places greater emphasis on the values recorded at the center of the frame. Spot metering measures light values for a small area at the center of the frame that represents about 2% of the total image area.

Built-In Flash, Plus External Flash Support

A built-in flash with Auto, Red-Eye Reduction, Slow Synchro (front and rear curtain), and Fill-In modes is provided. Flash compensation can be set over a range of ±2EV in 1/3EV, 1/2EV, or 1EV steps. Manual flash activation is also possible, allowing fine control of flash brightness. In addition, optional external flash units can be used in tandem with the built-in flash to further extend flash shooting capabilities.

Wide ISO Sensitivity Range

ISO sensitivity settings include Auto, 100, 200, and 400. In addition, there is an ISO Boost function with 800 and 1600 settings that can be used when shooting at fast shutter speeds or in very low light.

White Balance

White balance settings from 3000K to 7500K can be set in 8 steps using button and dial controls, with ±7-step fine-tuning available for all settings. In addition, there are 4 custom Kelvin color temperature settings and a one-touch white balance setting.

Auto White Balance Bracketing

Auto white balance bracketing saves a single frame of image data at three different white balance settings. Auto bracketing step incrementation can set to any of three levels, making it easy to obtain optimum color balance in lighting conditions that make it difficult to determine which white balance setting to use.

Noise Reduction

The noise reduction function uses a proprietary Olympus algorithm to detect and eliminate the random noise that can appear on long-exposure images.

A Choice of Two Color Space Settings

Users can choose from two color space settings according to their needs: sRGB, which is the standard for Windows® environments and inkjet printer output, and Adobe® RGB, which is widely used for commercial applications.

Contrast, Sharpness and Tone Curve Controls

Contrast and sharpness can be set to any of five levels. So whether users want pro-quality tonal fidelity or sharp vibrant colors, they can customize each image to suit their preference. In addition,

High Key and Low Key mode settings allow users to create striking images that emphasize bright or dark areas. Monochrome and Sepia modes are also provided.

Simultaneous RAW and JPEG Image Data Recording

A choice of three data recording formats is offered: RAW, TIFF, and JPEG. If desired, image data can be simultaneously recorded in both RAW and JPEG formats.

Monochrome & Resize Functions

In addition to RAW image editing, monochrome and resize editing can be performed on JPEG images.

Other Features

Histogram and Shooting Information Display

When reviewing images, users can press the Information Display button to view histograms that help identify overexposed or underexposed areas, or to highlight overexposed areas for quick identification. In addition, shooting information such as focal length, exposure mode, exposure compensation, shutter speed, aperture, and ISO sensitivity can also be displayed.

Support for High-Capacity Memory Media

CompactFlash™ Type I and II cards and MicroDrive memory media are supported. xD-Picture Cards can also be used by employing a CompactFlash card adapter.

Selftimer and Remote Control

The built-in selftimer offers a choice of 12-second or 2-second delay. An optional RM-1 remote control unit (MSRP: ¥3,000) is available and can be used with the 2-second delay setting or for immediate shutter release. An optional RM-CB1 remote cable (MSRP: ¥6,500) can also be used by attaching it to the optional HLD-3 power battery holder (MSRP: ¥12,400).

PictBridge Support for Direct Camera-to-Printer Output

PictBridge support allows direct printing to any PictBridge-enabled printer without using a computer.

New OLYMPUS MASTER Software

OLYMPUS MASTER image editing and file management software is included with the camera, and allows both novice and experienced computer users to enjoy the full power of digital imaging. A user-friendly interface makes it easy to download images to a computer, as well as edit and organize them. It also features a wide range of printing functions and RAW data conversion. A calendar function that organizes and displays images in a calendar format according to the date they were taken makes it especially easy to manage large photo libraries. By upgrading OLYMPUS Master to OLYMPUS Master Plus software, users can also record images on CD or DVD media, edit movies,

create screensavers, and perform other advanced tasks.

Optional Accessories

High Cost-Performance Lenses and External Flash Unit

High cost-performance ZUIKO DIGITAL 14~45mm F3.5~5.6 (MSRP: ¥31,000; avail. mid Nov. 2004) and ZUIKO DIGITAL 40~150mm F3.5~4.5 (MSRP: ¥37,400; avail. mid Nov. 2004) lenses, as well as an FL-36 external flash unit (MSRP: ¥28,600; avail. late Nov. 2004) with a guide number of 36, have been readied for the E-300's introduction.

HLD-3 Power Battery Holder (MSRP: ¥12,400; avail. late Dec. 2004)

The HLD-3 is a battery pack containing two BLM-1 lithium-ion batteries like the one included with the E-300. In addition to offering double the battery power, it features a remote cable connection socket and a shutter release button positioned for vertical-format shooting.

PT-E01 Waterproof Protector (MSRP: TBA; avail. Spring 2005)

A waterproof protector for the E-300 that enables users to enjoy SLR shooting underwater at depths of up to 60 meters.

CS-3SH Semi-Hard Case (MSRP: ¥6,000; avail late Nov. 2004)

A camera case capable of holding the E-300 with either the ZUIKO DIGITAL 14~45mm F3.5~5.6 or ZUIKO DIGITAL 14~54mm F2.8~3.5 lens attached.

E-300

Specifications

Specifications and appearances are subject to change without notice.

Product type	Product type	Single-lens reflex digital camera with interchangeable lens system
	Memory	CompactFlash Type I/II, Microdrive
	Screen size	17.3 mm (H) x 13.0 mm (V)
	Lens mount	Four Thirds Mount
No. of effective pixels	No. of effective pixels	8.0 megapixels
Image pickup element	Product type	4/3-type full-frame transfer primary colour CCD
	Total no. of effective pixels	Approx. 8,150,000 pixels
	Aspect ratio	1.33 (4 : 3)
	Dust reduction system	Supersonic Wave Filter
Recording	Recording format	DCF, DPOF compatible/Exif, PRINT Image Matching Ⅱ
	File format	RAW (12-bit), TIFF (RGB 8-bit), JPEG, RAW+JPEG
	Recording image size	〔RAW〕 3264 x 2448 pixels
		〔TIFF〕 3264 x 2448 pixels
		〔JPEG〕 3264 x 2448 pixels - 640 x 480 pixels
Viewfinder	Product type	Eye-level single-lens reflex viewfinder
	Field of view	Approx. 94%
	Viewfinder magnification	1.00x (-1diopt, 50 mm lens, infinity)
	Eye point	20mm (-1 diopt)
	Diopter adjustment range	-3.0 - +1.0 m diopt
	Focusing screen	Fixed (Neo Lumi-Micron Mat screen)
	Mirror	Side swing quick return mirror
	Eyepiece shutter	External
	Depth of field	Can be checked
Monitor	Product type	1.8 inch HyperCrystal LCD
	Total no. of pixels	Approx. 134.000 pixels
	Field of view	Approx. 100%

	Brightness control	15 levels
Focusing	AF system	TTL phase-difference detection system
	Focus mode	(1) Single AF (2) Continuous AF (3) Manual focus
	Focusing point	3-point multiple AF (left, centre, right)
	AF luminance range	EV0－19(at 20°C, ISO 100)
	AF illuminator	Built-in
Exposure Control	Metering system	TTL open-aperture metering system (1) Digital ESP metering (2) Centre weighted average metering (3) Spot metering (approx. 2% for the viewfinder screen)
	Metering range	EV 2 - 20 (Digital ESP metering, Centre weighted average metering) EV 3 - 17 (Spot metering) At normal temperature, ISO 100
	Exposure mode	(1) P: Programme AE (Programme shift can be performed) (2) A: Aperture priority AE (3) S: Shutter priority AE (4) M: Manual (5) Scene programme AE (6) Scene select AE
	Scene programme AE	Portrait, Macro, Landscape, Night scene, Sports
	Scene select AE	Portrait, Macro, Landscape, Night scene, Sports, Landscape & Self portrait , Night scene & Self portrait, Fireworks, Sunset, High key, Document, Manner shot, Beach & snow, Candlelight
	ISO sensitivity	ISO 100 - 400 (High ISO values (ISO 800 and ISO 1600) are available)
	Exposure compensation	+/-5EV in 1/3, 1/2, or 1EV steps
	AE lock	Locked by first position of Shutter button / AEL button (customisable)
	Exposure bracketing	3 frames in 1/3, 1/2, or 1EV steps
White Balance	Mode setting	Auto, Preset (8 settings), One-Touch, Custom (Up to 4 settings at Kelvin temperature)
	White balance compensation	+/-7 step (Auto, Preset)

	White balance bracketing	3 frames
Colour Mode	Colour matrix	sRGB, Adobe RGB
	Saturation	5 levels
Image Quality Adjustment	Sharpness	5 levels
	Contrast	5 levels
Shutter	Product type	Computerised focal-plane shutter
	Shutter speed	P, Ps, A mode: 1 - 1/4000 sec. S, M mode: 30 - 1/4000 sec. Bulb: up to 8 min. (with limiter) Scene programme and Scene select modes: 4 - 1/4000 sec. (depends on selected mode)
Drive	Drive mode	Single-frame shooting, Sequential shooting, Self-timer, Remote control
	Sequential shooting	RAW/TIFF mode: Max. 4 pictures at up to 2.5 frames/sec. JPEG mode: Depends on compression ratio and no. of pixels
	Self-timer	Operation time: 12 sec., 2 sec.
	Optical remote control	Operation time: 2 sec., 0 sec. (with optional RM-1 remote control)
Integrated Flash	Flash control mode	TTL Auto (TTL pre-flash mode), Manual, Red-eye reduction, Slow synchronisation, Fill-in
	Synchronisation speed	1/180 sec. or less
	Flash intensity control	up to +/- 2 EV in 1/3, 1/2, or 1 EV steps for exclusive flash
	Synchronisation timing	1st curtain synchronisation/2nd curtain slow synchronisation (selectable)
Playback	Playback modes	Single-frame, Close-up (2 - 10x), Index (4/9/16 frames), Slideshow, Picture rotation
	Information display	Histogram, Highlight point warning, AF frame, Photographic information
Menu	Languages	English, Korean, Simple Chinese, Traditional Chinese
Input/Output	External connector	USB connector (mini-B), DC-in jack, Video-out jack (NTSC/PAL selectable)
	Flash Attachment	Hot Shoe
	Remote control cable	Through Power Battery Holder HLD-3 with

		optional Remote Cable RM-CB1
	DC-IN	DC-IN jack (Optional: AC Adapter AC-1)
Power Requirements	Battery	BLM-1 Li-ion Battery
	Date/Time backup	Approx. 3 months using the built-in battery
	AC power supply	AC-1 AC Adapter (optional, 100V-240V type)
Dimensions/Weight	Dimensions	146.5mm (W) x 85mm (H) x 64mm(D) (excluding protrusions)
	Weight	Approx. 580g (without batteries, CF Card, caps and monitor cover)
Operating Environment	Temperature	0 - 40°C (operation) / -20 - 60°C(storage)
	Humidity	30 - 90% (operation) / 10 - 90% (storage)
Others	Print	DPOF, PictBridge (compatibility planned)

Package includes E-300 body, Li-ion battery pack (BLM-1), Li-ion battery charger (BCM-2) OLYMPUS Master software CD-ROM, USB cable, Video cable, Eyepiece shutter, Shoulder strap, Manuals, System chart, Warranty card


OLYMPUS
E-300



Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp